April 10, 2019

Ryan L. Pape
President and Chief Executive Officer
XPEL, Inc.
618 West Sunset Road
San Antonio, TX 78216

       Re: XPEL, Inc.
           Draft Registration Statement on Form 10 filed March 12, 2019 File No. 377-02540
           Registration Statement on Form 10 filed April 3, 2019
           File No. 1-38858

Dear Mr. Pape:

       We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Draft Registration Statement on Form 10 filed March 12, 2019

Item 1A   Risk Factors
We are an "emerging growth company,"..., , page 22

1. We note that you have made the irrevocable election to adopt the extended transition period for complying with new or revised accounting standards under
Section 107(b), as
      added by Section 102(b) of the JOBS ACT. However, we also note that you timely adopted ASC 606, early adopted ASU 2017-04, and intend to timely adopt ASU 2016-02.
      Please address this apparent discrepancy throughout your filing.
Item 2   Financial Information
Results of Operations, page 29

2. Please expand your discussion and analysis of your operating results to quantify the extent
 Ryan L. Pape
FirstName LastNameRyan L. Pape
XPEL, Inc.
Comapany NameXPEL, Inc.
April 10, 2019
April 2 2019 Page 2
Page 10,
FirstName LastName
         to which increases/decreases in volumes sold and/or prices, recent acquisitions, and any other material factor contributed to the increase or decrease in revenue and cost of sales/gross margin. Please refer to Item 303(a)(3) of Regulation S-K and Section
         501.12.b.3 of the Financial Reporting Codification for guidance.
3. We note that both cost of product sales and cost of services as a percentage of the corresponding revenue declined significantly for fiscal year 2018 as compared to fiscal year 2017. Please provide a discussion and analysis of the material factors contributing to this decline and your expectations for these factors to continue in the future. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting
         Codification for guidance.
2. Revenue, page F-13

4. We note your statement that you do not receive pre-payment from your customers. On page 9, you state that the distribution agreement with the China Distributor places orders on a prepaid basis. Finally, Note 10 includes customer deposits as a component of accounts payable and accrued liabilities amounts for each balance sheet year presented.
         Please reconcile this apparent discrepancy and tell us your consideration of the disclosure requirements in ASC 606-10-50-8 through 50-10.
6. Acquisition of Businesses, page F-16

5. Please expand your disclosures for each acquisition to provide a description of the business and the purchase price. Please tell us your consideration for separately presenting the purchase price allocation and the revenue and earnings recognized since the acquisition date for your acquisition of Apogee, Corp. Please separately disclose the amount of revenue and earnings recognized since the acquisition date for Protex Canada,
         Inc.
14. Income Taxes, page F-21

6. Please disclose the impact to your consolidated financial statements for the material components of the Tax Reform Act along with whether you have completed your assessment of these items. Please also disclose your accounting policy elections for the material components of the Tax Reform Act. Please refer to SAB 118 for guidance.
7. Please disclose the domestic and foreign components of income before income taxes in accordance with ASC 740-10-S99-1 (i.e., SAB Topic 6:I).
8. Please disclose what the foreign tax rate differential represents in your effective tax rate reconciliation. Please also disclose the material components of the other line item.
15. Commitments and Contingencies
(b) Contingencies, page F-24
 Ryan L. Pape
FirstName LastNameRyan L. Pape
XPEL, Inc.
Comapany NameXPEL, Inc.
April 10, 2019
Page 10,
April 3 2019 Page 3
FirstName LastName
9. Please expand your disclosures to include the information required by ASC 450-20-50 for litigation and claims that are probable and/or reasonably possible of materially impacting your results of operations, cash flows, or financial position individually and in the aggregate. Otherwise, please confirm to us that you have determined it is remote that the litigation and claims would materially impact your results of operations, cash flows, or financial position individually and in the aggregate.
Registration Statement on Form 10 filed April 3, 2019

Item 1 - Business
Company Overview, page 6

10. Please disclose whether you have patents protecting the products you discuss in this section. See Item 101(h)(4)(vii) of Regulation S-K.
Distributors, page 9

11. You indicate that 29.2% of your total 2018 revenue was obtained from sales to your
         Chinese distributor and that the loss of this relationship or a material disruption in sales to this distributor could severely harm your business. File your distribution agreement and non-exclusive license agreement with your Chinese distributor as exhibits to the Form 10 or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.
Environmental Matters, page 12

12. Clarify whether your costs to maintain or achieve compliance with environmental, health, and safety laws and regulations are material, and, if so, disclose the amount of those costs for the periods presented in the financial statements.
Exclusive Forum, page 47

13. Please disclose whether your exclusive forum provision applies to claims arising under the
         Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Ryan L. Pape
XPEL, Inc.
April 10, 2019
Page 4

        You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P.
Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Kathryn McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan L. Pape
                                                           Division of
Corporation Finance
Comapany NameXPEL, Inc.
                                                           Office of
Manufacturing and
April 10, 2019 Page 4                                      Construction
FirstName LastName